UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 11)*

NAVISITE, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

63935M109
(CUSIP Number)

Madison Technology LLC
654 Madison Avenue, Suite 1609
New York, NY 10021
(212) 355 3400
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 12, 2010
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Atlantic Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,841,028
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 13,841,028
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,841,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.7%
14	TYPE OF REPORTING PERSON: OO

1	NAME OF REPORTING PERSON: Madison Technology LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 248,021
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 248,021
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 248,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.66%
14	TYPE OF REPORTING PERSON: OO

1	NAME OF REPORTING PERSON: Arthur Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,794,740
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,794,740
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,794,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.63%
14	TYPE OF REPORTING PERSON: IN

1	NAME OF REPORTING PERSON: Unicorn Worldwide Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,841,028
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 13,841,028
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,841,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.7%
14	TYPE OF REPORTING PERSON: CO

INTRODUCTION:

This Amendment No. 11 to the Schedule 13D filed by Atlantic Investors, LLC (“Atlantic”), as previously amended (“Schedule 13D”), is being filed to add Madison Technology LLC (“Madison”), Arthur Becker (“Becker”) and Unicorn Worldwide Holdings Limited (“Unicorn”) and to amend Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.  Identity and Background.

Item 2 is amended and restated as of the date hereof in its entirety as set forth below:

The names of the persons filing this statement (the “Reporting Persons”) are Atlantic, Madison, Becker and Unicorn.

Atlantic is a Delaware limited liability company with a principal place of business and principal office at 654 Madison Avenue, Suite 1609, New York, New York 10021. The principal business of Atlantic is to invest in and own securities.  To the best of Atlantic’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Atlantic, and of each person ultimately in control of Atlantic, is set forth on Exhibit 99.1 hereto.

Madison is a Delaware limited liability company with a principal place of business and principal office at 654 Madison Avenue, Suite 1609, New York, New York 10021.  The principal business of Madison is to invest in and own securities.  To the best of Madison’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Madison, and of each person ultimately in control of Madison, is set forth on Exhibit 99.1 hereto.

Becker, a United States citizen, is the Chief Executive Officer and President of the Issuer.  The Issuer’s address is 400 Minuteman Road, Andover, MA 01810.

Unicorn is a corporation organized under the laws of the British Virgin Islands with a principal place of business at Bridge House, Bridge Street, Casteltown, Isle of Man IM9 1AX.  The principal business of Unicorn is to provide loan capital/loan facilities and invest in and own securities.  To the best of Unicorn’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Unicorn, and of each person ultimately in control of Unicorn, is set forth on Exhibit 99.1 hereto.

During the last five years, none of the Reporting Persons and, to their knowledge, no person listed on Exhibit 99.1 hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 below is incorporated into Item 3 by reference.

Item 4.  Purpose of Transaction.

Item 4 is amended and restated as of the date hereof as set forth below:

On July12, 2010, Atlantic sent a letter (the “July 12 Letter”) to the Issuer’s board of directors proposing to acquire by merger all of the outstanding shares of the Issuer’s Common Stock at a cash purchase price of $3.05 per share (the “Proposal”).  The Proposal is conditioned on Atlantic’s ability to obtain the necessary financing, Atlantic’s satisfactory completion of confirmatory due diligence review of the Issuer and execution of a definitive merger agreement with the Issuer on mutually acceptable and customary terms.  The foregoing description of the July 12 Letter is qualified in its entirety by the July 12 Letter, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Persons may engage in discussions with the management and board of directors of the Issuer, holders of Common Stock, preferred stock and other securities of the Issuer, potential financing sources as well as other relevant or interested parties concerning the transactions contemplated by the July 12 Letter, in addition to the business, operations, management, board of directors, financing, strategy and future plans of the Issuer.  Accordingly, the Reporting Persons reserve the right to consider or engage in other transactions involving the Issuer or its securities, including acquiring or seeking to acquire additional securities of the Issuer or proposing changes to the business, operations, management, board of directors, financing, strategy or future plans of the Issuer.

Other than as set forth above, the Reporting Persons do not have any definitive plans or proposals, as of the date hereof, that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  As of July 12, 2010, Atlantic in the aggregate beneficially owned 13,841,028 shares of Common Stock over which Atlantic has sole dispositive and voting power, representing approximately 36.7% of the Issuer’s outstanding Common Stock (based on 37,684,772 shares of Common Stock outstanding as of June 3, 2010, as disclosed by the Issuer in its Form 10-Q for the quarter ended April 30, 2010).

As of July 12, 2010, Madison in the aggregate beneficially owned 248,021 shares of Common Stock over which Madison has sole dispositive and voting power, representing approximately 0.66% of the Issuer’s outstanding Common Stock (based on 37,684,772 shares of Common Stock outstanding as of June 3, 2010, as disclosed by the Issuer in its Form 10-Q for the quarter ended April 30, 2010).

As of July 12, 2010, Becker in the aggregate beneficially owned 1,794,740 shares of Common Stock, representing approximately 4.63% of the Issuer’s outstanding Common Stock (based on 37,684,772 shares of Common Stock outstanding as of June 3, 2010, as disclosed by the Issuer in its Form 10-Q for the quarter ended April 30, 2010).  Becker’s beneficial ownership consists of 248,021 shares of Common Stock owned by Madison, 443,594 shares of Common Stock owned directly by Becker and 1,103,125 shares of Common Stock issuable upon the exercise of presently exercisable options, in each case over which Becker has sole dispositive and voting power.  Becker disclaims personal pecuniary interest in 60,000 shares of Common Stock held by Madison for the benefit of his children. Becker also disclaims beneficial ownership of the 13,841,028 shares of Common Stock owned by Atlantic.

As of July 12, 2010, Unicorn in the aggregate beneficially owned 13,841,028 shares of Common Stock, representing approximately 36.7% of the Issuer’s outstanding Common Stock (based on 37,684,772 shares of Common Stock outstanding as of June 3, 2010, as disclosed by the Issuer in its Form 10-Q for the quarter ended April 30, 2010).  Unicorn’s beneficial ownership consists of 13,841,028 shares of Common Stock owned by Atlantic over which Unicorn has sole dispositive and voting power.

One or more Reporting Persons may from time to time pledge a portion of its holdings in the Issuer’s Common Stock to support credit arrangements. Those arrangements will generally be structured to retain beneficial ownership of any pledged shares for such Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Subject to limited consent rights of Madison as a managing member of Atlantic, Unicorn manages and controls Atlantic, including with respect to the voting and disposition of securities owned by Atlantic.  Unicorn is controlled by majority decision of its board, which is comprised of Simon Cooper, Simon McNally and Sarah McKee. Becker is the managing member of Madison.

Item 7.  Materials to Be Filed as Exhibits

99.1	Executive Officers and Directors of the Reporting Persons
99.2	Letter, dated as of July 12, 2010, from Atlantic to the Board of Directors of NaviSite, Inc.
99.3	Joint Filing Agreement, dated as of July 12, 2010, among the Reporting Persons

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2010

ATLANTIC INVESTORS, LLC, a Delaware limited liability company

By:	Madison Technology LLC, a Managing Member

By:	/s/ Arthur Becker
	Name:	Arthur Becker
	Title:	Managing Member

MADISON TECHNOLOGY LLC, a Delaware limited liability company

By:	/s/ Arthur Becker
	Name:	Arthur Becker
	Title:	Managing Member

/s/ Arthur Becker
Arthur Becker

UNICORN WORLDWIDE HOLDINGS LIMITED, a corporation organized under the laws of the British Virgin Islands

By:	/s/ Simon McNally
	Name:	Simon McNally
	Title:	Director